SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A

A Publicly Held Company
CNPJ nº 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO SHAREHOLDERS

Whereas the Extraordinary General Meeting is to be convened at 2:00 p.m. on November 5, 2009 to resolve, among other matters, the amendment of the bylaws in order for it to comply with the rules of the Listing Regulations of the Novo Mercado segment of BM&FBovespa, the market is hereby notified that management makes the following proposals regarding the respective provisions of the Bylaws Project to be submitted to the aforementioned General Meeting, the complete text of which is available on the IPE System on the Internet website of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM):

➢	Article 6, main clause: 61,690,315 (sixty-one million, six hundred ninety thousand, three hundred fifteen) new common shares

➢	Article 6, Paragraph 2(b): 1% (one percent) and 5% (five percent)

➢	Article 17, item XV: R$20,000,000.00 (twenty million reais)

➢	Article 21, item III (b): R$20,000,000.00 (twenty million reais)

➢	Article 22, main clause: R$20,000,000.00 (twenty million reais)

São Paulo, October 30, 2009.

Votorantim Celulose e Papel S.A.
Marcos Grodetzky
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 30, 2009	By:	/s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer and Investor Relations Officer